UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: January 25, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Demonstrates Leadership Through Commitment to Sustainability Goals

MONTREAL, QUEBEC and SARASOTA, FLORIDA - January 25, 2022 - Intertape Polymer Group Inc. (“IPG” or the “Company”), a leading manufacturer of tapes, films and protective packaging today announced the Company’s comprehensive commitment to embrace sustainability, including its goals, as part of its four strategic pillars for the business. The goals are designed to address the key materiality measures that the business can impact, with measurable outcomes and clear timelines upon which to evaluate progress.

The Company’s core sustainability goals and commitments include:
•75% of the products manufactured by IPG, by revenue, will be Cradle to Cradle (“C2C”) Certified by 2025,
•75% of packaging products manufactured by IPG, by revenue, will be recyclable, reusable, or compostable by 2025 and 100% by 2030,
•50% of the energy used by IPG, at a minimum, will be renewable by 2030,
•IPG signed “The Climate Pledge”, a commitment to be net carbon zero by 2040, joining more than 200 other companies that have committed to the program co-founded by Amazon and Global Optimism,
•The top 200 people leaders at IPG will complete training and a management development program centered on inclusivity and diversity,
•IPG’s workforce will be reflective of the demographics in the communities in which it operates by 2030,
•IPG published its Sustainable Product Design and Development Vision Statement, publicly stating its commitment to developing safe, circular, and sustainable products, and
•IPG established a new committee of the Board of Directors, the Environmental, Social & Governance (ESG) Committee, to govern its stakeholder sustainability activities and the Company also formalized its sustainability management structure by introducing a Vice-President, Sustainability position reporting directly into the Chief Financial Officer.

“We each impact the environment where we work and live. Today’s announcement is meant to demonstrate IPG’s leadership by example. We believe that establishing standards that the business will hold management, facility leaders and the broader team accountable for, strengthens our long-term fundamentals,” said Greg Yull, President and CEO of IPG. “We established these goals to ensure our product bundle, and the core products within it, are designed and evolve over time with sustainability front of mind. The C2C design framework and its approach toward continuous improvement is recognized internationally. Increasing the recyclable, reusable or compostable content in our products reduces waste, improves our environmental footprint and increases the lifetime value of the products. Achieving these goals by 2030 is ambitious. Now is the time for action. Embracing sustainability and driving change continue to be key drivers of our strategy and with the establishment of these goals takes our commitment to a new level.”

The Company’s sustainability goals, the existing profile of the product bundle and an outline of the product roadmap will be addressed in the Company’s annual sustainability report later this year. The 2020 report can be viewed on the Company’s website or by visiting: https://sustain.itape.com.

CDP Climate Change Survey

In the first year it has submitted CDP disclosure, IPG received a score of “B” from the CDP Climate Change Survey. CDP is an internationally recognized, global non-profit that runs the world’s environmental disclosure system for companies, cities, states and regions. More than 13,000 companies worth over 64% of global market capitalization disclosed data through CDP in 2021. Just 2% of all scored companies made the “A” List, and 58% scored between “C” and “D-”, which demonstrates the achievement of receiving a B score in IPG’s first submission.

“Sustainability will be a core growth driver for IPG as we innovate and evolve our product bundle. We believe the early movers that deliver material impacts will be positioned to compete more effectively and take share within the traditional packaging and protective solutions landscape as consumers, retailers and distributors increasingly pursue solutions that offer sustainable benefits,” said Jay Bolus, Vice President Sustainability at IPG. “IPG has a long track record of managing the business in a sustainable approach, reducing waste and using resources and energy efficiently, which demonstrate our capabilities to achieve goals-based commitments. In the three years since we first started to formally report our sustainability progress we have enhanced our disclosure and reporting standards each year. The “B” score from CDP is a great accomplishment at this early stage of our sustainability framework. It exceeds the average score for both our specific sector as well as the entire pool of submissions. The CDP disclosure will remain an ongoing part of our sustainability program to provide all of our stakeholders transparency in how we manage our business for sustainability as a normal course of business.”

CDP was founded in 2000 and works with more than 590 investors with over $110 trillion in assets and over 200 purchasers with US$5.5 trillion in buying power. CDP pioneered using capital markets and corporate procurement to motivate companies to disclose their environmental impacts, and to reduce greenhouse gas emissions, safeguard water resources and protect forests. CDP is recognized as the gold standard for environmental disclosure, a critical piece for measuring climate action globally. The organization emphasizes environmental leadership with a scoring system that ranks companies from D- to A.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 4,100 employees with operations in 33 locations, including 22 manufacturing facilities in North America, five in Asia and one in Europe.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including but not limited to, the achievement of the Company’s sustainability goals in the timeframes set forth herein, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions and the Company can give no assurance that these assumptions will prove to have been correct and actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)” and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this Press Release. The Company will not update these statements unless applicable securities laws require it to do so.

For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com